PE 2/12/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE




15005608

March 3, 2015

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-3-15

Re: General Electric Company
Incoming letter dated February 12, 2015

Dear Mr. Mueller:

This is in response to your letter dated February 12, 2015 concerning the shareholder proposal submitted to GE by Kevin Mahar. On December 24, 2014, we issued our response expressing our informal view that GE could not exclude the proposal from its proxy materials in reliance on rule 14a-8(b). You now ask us to concur in your view that the proposal may be excluded under rule 14a-8(i)(10).

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

David R. Fredrickson
Chief Counsel

cc: Kevin Mahar

*** FISMA & OMB Memorandum M-07-16 ***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

February 12, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Kevin Mahar
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 9, 2014, General Electric Company (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intended to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareowners (collectively, the "2015 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Kevin Mahar (the "Proponent").

The Proposal requests that the Company's Board of Directors adopt a "proxy access" bylaw requiring the Company to include in its proxy materials the name and certain information regarding any person nominated pursuant to certain procedures described in the Proposal. *See* Exhibit A.

The No-Action Request expressed the Company's belief that the Proposal could be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide a statement of intent to hold the requisite number of Company shares through the date of the 2015 Annual Meeting of Shareowners. On December 24, 2014, the Staff issued a response to the No-Action Request stating that it was unable to concur in the Company's view that the Proposal could be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1).

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) (*i.e.*, substantial implementation). At a meeting of the Board of Directors (the "Board") held on February 6, 2015, the Board adopted amendments to the By-Laws of the Company consistent with the specifications outlined in the Proposal. The By-Laws of the Company, as amended and restated by the Board on February 6, 2015 (the "Amended By-Laws") and filed with the Commission as an exhibit to the Company's Current Report on Form 8-K on February 11, 2015, are attached to this letter as Exhibit B. We have concurrently sent copies of this correspondence to the Proponent.

The Company will begin printing a portion of the 2015 Proxy Materials on March 3, 2015. Accordingly, the Company respectfully asks the Staff to respond to this letter prior to March 3, 2015.

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

The Amended By-Laws address the essential objectives of the Proposal by providing a proxy access procedure under which a group of shareowners who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card shareowner-nominated director candidates representing not more than 20% of the Board.

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareowner proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson &*

Johnson (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 27, 2014); *Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

At the same time, a company need not implement a proposal in exactly the same manner set forth by the proponent. *See* 1998 Release at n.30 and accompanying text. In particular, the Staff has concurred that companies, when substantially implementing a shareowner proposal, can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the shareowner proponent would implement the proposal. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareowners to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareowners to call special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

B. The Board's Amendment Of The Company's By-Laws On February 6, 2015 Substantially Implements The Proposal.

The Board's adoption of the Amended By-Laws on February 6, 2015 substantially implements the Proposal because the Amended By-Laws address the essential objective of the Proposal: they provide a proxy access procedure under which a group of shareowners who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card shareowner-nominated director candidates representing not more than 20% of the Board. More specifically, the Amended By-Laws address each element of the Proposal as follows:

- **Number of Nominees.** The Proposal states that "[t]he number of shareholder-nominated candidates appearing in proxy materials shall not exceed 20 percent of the number of directors then serving." Article VII Section F.3 of the Amended By-Laws similarly provides that:

> The number of Shareholder Nominees . . . appearing in the Company's proxy materials with respect to a meeting of shareholders shall not exceed 20% of the number of directors in office as of the last day on which notice of a nomination may be delivered pursuant to Article VII Section D (the Final Proxy Access Nomination Date), or if such amount is not a whole number, the closest whole number below 20%.

- **Group Nomination.** The Proposal states that proxy access should be available for "any person nominated for election to the Board by a shareholder or group thereof ... that meets the criteria set forth below." Likewise, Article VII Section F of the Amended By-Laws provides that proxy access is available to "any Shareholder Nominee identified in a timely notice that satisfies Section D of this Article VII delivered by one or more shareholders who at the time the request is delivered satisfy, or are acting on behalf of persons who satisfy the ownership and other requirements" set forth in the Amended By-Laws (as discussed below). Moreover, Article VII Section F.4 of the Amended By-Laws confirms that a group of up to 20 shareowners can aggregate their shares of the Company's common stock for purposes of satisfying the requisite ownership threshold.

- **Ownership Threshold and Holding Period.** Section (a) of the Proposal states that a nominating shareowner or group of shareowners must "have beneficially owned 3% of more of [the Company's] outstanding common stock continuously for at least three years before the nomination is submitted." Article VII Section F.4 of the Amended By-Laws also requires that nominating shareowners satisfy a 3% ownership threshold and a three-year holding period, as follows:

> An Eligible Shareholder must have owned (as defined below) 3% or more of the Company's outstanding capital stock continuously for at least three years (the Required Shares) as of both the date the written notice of the nomination is delivered to or mailed and received by the Company in accordance with Article VII Section D and the record date for determining shareholders entitled to vote at the meeting and must continue to own the Required Shares through the meeting date.

- **Written Notice of the Nominating Shareowner.** Section (b) of the Proposal requires that the nominating shareowner provide the Company with written notice of information required by the Company's bylaws and any Commission rules regarding the nominee (including his or her consent to being named in the proxy materials) and the nominating shareowner (including proof of ownership of the required number of shares of the Company). Accordingly, Article VII Section F.4 of the Amended By-Laws sets forth the requirements for a nominating shareowner's notice of nomination, which must include, among other things, proof of the nominating shareowner's ownership of the requisite number of shares for the required holding period, the nominee's written consent to being named as a nominee in the proxy materials, and a copy of the Schedule 14N that has been filed with the Commission as required by Rule 14a-18 under the Exchange Act.

- **Nominating Shareowner Certifications.** Section (c) of the Proposal provides that a nominating shareowner must certify that (i) it assumes liability for any legal violation arising out of its communication with other shareowners, (ii) its own soliciting material will comply with all applicable legal requirements, and (iii) to the best of its knowledge, the shareowner acquired its shares in the ordinary course of business and not to change or influence control at the Company. Article VII Sections F.4(v)(A), F.4(v)(D), and F.4(iv)(A), respectively, require that a nominating shareowner provide such certifications.

- **Supporting Statement.** The Proposal states that a nominating shareowner may submit, along with the notice of a nomination, a supporting statement not to exceed 500 words. Article VII Section F.6 of the Amended By-Laws likewise permits a nominating shareowner to provide a written statement for inclusion in the Company's proxy statement for the meeting, not to exceed 500 words, in support of the nominee's candidacy.

- **Priority Given to Multiple Nominations.** The Proposal requests that the Board adopt procedures regarding the priority to be given to nominations if the number of nominees exceeds 20% of the number of directors then serving. Article VII Section F.3 of the Amended By-Laws substantially implements this provision, as follows:

> In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Article VII Section F exceeds this maximum number, each Eligible Shareholder shall select one Shareholder Nominee for inclusion in the Company's proxy materials until the maximum number is reached, going in the order of the amount (largest to smallest) of shares of the Company's capital stock each Eligible Shareholder disclosed as owned in the written notice of the nomination submitted to the Company. If the maximum number is not reached after each Eligible Shareholder has selected one Shareholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the maximum number is reached.

C. *Exclusion Of The Proposal Under Rule 14a-8(i)(10) Is Supported By Long-Standing Precedent.*

We believe the Staff's decisions with respect to the exclusion of special meeting shareowner proposals support our view that the Amended and Restated By-Laws substantially implement the Proposal. In a number of instances, the Staff has concurred in the exclusion of shareowner proposals requesting that a company's board of directors take the necessary steps to amend the company's governing documents to give shareowners holding a specified percentage of the company's stock the right to call special meetings, where the company adopted special meeting bylaws containing the same ownership threshold requested in the proposal. For example, in *Bank of America Corp.* (avail. Dec. 15, 2010), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board take the steps necessary to amend the company's governing documents to give holders of 10% of the company's stock the power to call special meetings, where the board had already adopted a special meeting bylaw containing a 10% ownership threshold. The Staff granted no-action relief even though the special meetings bylaw adopted by the company contained additional requirements that were not outlined in the proposal. In fact, as would be expected, companies that have substantially implemented a shareowner proposal that requires a bylaw or certificate amendment typically have addressed procedural issues that are not addressed in the shareowner proposal but that are consistent with the underlying concerns and essential objectives of the shareowner proposal. For example, in *Chevron Corp.* (avail. Feb. 19, 2008) and *Citigroup Inc.* (avail. Feb. 12, 2008), the Staff concurred that the companies could exclude special meeting shareowner proposals under Rule 14a-8(i)(10) since the companies had adopted provisions allowing shareowners to call a special meeting unless, among other things, an annual or special meeting that included the matters proposed to be addressed at the special meeting was held within the preceding 12 months. *See also General Dynamics Corp.* (avail. February 6, 2009) (concurring in the exclusion of a special meeting proposal with a 10% ownership threshold, where the company planned to a special meeting bylaw with an ownership threshold of 10% for special meetings called by one shareowner and 25% for special meetings called by a group of shareowners).

As in the precedents cited above, here the Company has adopted a proxy access bylaw addressing each of the essential elements requested by the Proposal by providing that a group of shareowners who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card shareowner-nominated director candidates representing not more than 20% of the Board. Accordingly, the Amended and Restated By-Laws implement the essential objectives of the Proposal and "compare favorably with the guidelines of the proposal."

CONCLUSION

Based upon the foregoing analysis, we are of the view that the Proposal has already been substantially implemented and, therefore, is excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Aaron K. Briggs, the Company's Corporate, Securities and Finance Counsel, at (203) 373-2967.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Aaron K. Briggs, General Electric Company
Kevin Mahar

<u>EXHIBIT A</u>

IUE-CWA Local 201 Lynn, MA

A Force For Working Families AFL-CIO

112 Exchange St., Lynn, MA 01901

FAX # (781) 595-8770 **PHONE #** (781) 598-2760

FAX

TO: BRACKETT B DENNISON III
SECRETARY GENERAL ELECTRIC
AND LORI ZYSKOWSKI

FROM: KEVIN D MAHAR

DATE: NOV 10, 2014 FAX #: 781-595-8770

NUMBER OF PAGES (Including cover page) 3

NOTES:

PLEASE SEE PROPOSAL
"PROXY ACCESS TO NOMINATE
DIRECTOR CANDIDATES
PEASE PROCESS PROPOSAL
AS ENCLOSED IF ANY
PROBLEMS PLEASE CALL
ME AT *** FISMA & OMB Memorandum M-07-16 ***

Kevin D. Mahar NOV 10, 2014

Proxy Access to Nominate Director Candidates

Kevin D, Mahar, *** FISMA & OMB Memorandum M-07-16 *** the owner of 1000 shares of the Company's common stock proposes the following shareholder resolution for inclusion in the Company's statement for the 2015 Annual Meeting.

Proposal

RESOLVED: The shareholders of General Electric hereby ask our Board of Directors to adopt a "proxy access" bylaw with conforming amendments to related bylaws, that require General Electric to include in any proxy material prepared for a shareholder meeting at which directors will be elected, the name, Disclosure and Statement (as defined herein) of any person nominated for election to the Board by a shareholder or group thereof (the "Nominator") that meets the criteria set out below. General Electric shall allow shareholders to vote on such nominee(s) on General Electric proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed 20 percent of the number of directors then serving. This by law should provide that a Nominator must:

(a)Have a beneficially owned 3% or more of General Electric's outstanding common stock continuously for at least three years before the nomination is submitted;

(b) Give General Electric written notice , within the time period identified in General Electric's bylaws, of information required by the bylaws and any rules of the Securities & Exchange Commission about (i) the nominee, including his or her consent to being named in the proxy material, to serving as a director if elected , and to public disclosure of date required by General electric's bylaws; and (ii) the Nominator, including proof of ownership of the required share (the "Disclosure"); and

(c)Certify that (i) it assumes liability stemming from any legal violation arising out of the Nominator's communication with shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable legal requirements in its own soliciting material: and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at General Electric.

The Nominator may submit with the Disclosure a supporting statement not exceeding 500 words (the "Statement"). The Board shall adopt procedures of timely resolving disputes over whether the notice of a nomination, Disclosure and Statement satisfy the by law and any applicable regulations, and the priority to be given the multiple nominations exceeding the 20 percent requirement.

Supporting Statement

We believe the long-term General Electric owners should have a meaningful voice in electing directors.

The process proposed here adopts the strict 3% and 3 year eligibility threshold the SEC adopted in its now-vacated 2010 proxy access rule.

The 20% limit on shareholders-nominated candidates will prevent abuse, we believe, and is the limit Hewett –Packard agreed to put before shareholders in 2013 with a recommended "yes" vote.

The need for enhanced accountability at General Electric is compelling.

Please vote FOR this proposal.

IUE-CWA Local 201 Lynn, MA
A Force For Working Families AFL-CIO

112 Exchange St., Lynn, MA 01901

FAX # (781) 595-8770 PHONE # (781) 598-2760

FAX

TO: Ms. Lori Zyskowski, Executive Council Corporate, Securities & Financial General Electric

FROM: Kevin D. Mahar

DATE: Dec 1, 2014 FAX#: 781-595-8770

NUMBER OF PAGES (Including cover page) 3.

NOTES:

Dear Ms Zyskowski please see copy of GE share that I own and will continue to own at least until after April 30, 2015. If there is any question on this please advise me or call *** FISMA & OMB Memorandum M-07-16 ***

Kevin D. Mahar Dec 1, 2014

Dec 1, 2005

GE 203 3733077

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

November 18, 2014

VIA OVERNIGHT MAIL
Mr. Kevin Mahar

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Mahar:

I am writing on behalf of General Electric Company (the "Company"), which received on November 10, 2014, your shareowner proposal entitled "Proxy Access to Nominate Director Candidates" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Under Rule 14a-8(b) of the Exchange Act, a shareowner must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the shareowner's intent to continue ownership of the required number of shares through the date of the Company's annual meeting. Your correspondence did not include such a statement. To remedy this defect, you must submit a written statement that you intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Lori Zyskowski, Executive Counsel, Corporate, Securities & Finance, General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to Ms. Zyskowski at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671, or Ms. Zyskowski at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Ronald O. Mueller

cc: Lori Zyskowski, General Electric Company

Enclosure

GIBSON DUNN

EXHIBIT B

EX-3 2 ge8kbylawse3.htm

Exhibit 3(ii)

By-Laws of General Electric Company*

Article I
Office

The office of this Company shall be in the City of Schenectady, County of Schenectady, State of New York.

Article II
Directors

A. The stock, property and affairs of this Company shall be managed by a Board of Directors consisting of not less than ten members. The number of Directors shall be such number, not less than the aforesaid minimum, as shall be determined by vote of a majority of the entire Board of Directors, except as the number of Directors for any year shall be fixed by the shareholders at any annual statutory meeting by a majority vote of the outstanding shares entitled to vote thereon. The Directors shall be elected each year, at the annual statutory meeting of the shareholders, to hold office until the next statutory meeting, and until their successors have been elected and have qualified. One-third of the number of Directors constituting the entire Board, as that number shall be determined from time to time, shall be a quorum for the transaction of business.

B. Meetings of Directors

1. The Board of Directors may fix the time or times and the place or places of regular and special meetings of the Board. Special meetings of the Directors also may be held at any time by order of the Chairman of the Board, or in the absence of the Chairman of the Board, by order of the President, if then a separate officer, or upon the written direction of two of the Directors.

2. Notice of each special meeting shall be mailed, telegraphed or delivered electronically to each Director at his residence or place of business at least two days before the meeting and notice shall be deemed to be given at the time of mailing or delivery to a telegraph office for transmission, but the said two days' notice need not be given to any Director who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting prior thereto or at its commencement, the lack of notice to him. If the time and place of a regular meeting have not been fixed by the Board, notice of such meeting shall be given as in the case of a special meeting.

3. The Board of Directors may prescribe an order of business for its meetings.

4. Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing (electronic or otherwise) to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the members of the Board or committee shall be filed with the minutes of the proceedings of the Board or committee.

5. Any one or more members of the Board of Directors or of any committee of the Board of Directors may participate in a meeting of such Board or committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the

same time. Participation by such means shall constitute presence in person at any such meeting.

C. Election of Directors. In any non-contested election of directors, any incumbent director nominee who receives a greater number of votes cast against his or her election than in favor of his or her election shall immediately tender his or her resignation, and the Board of Directors shall decide, through a process managed by the Board committee responsible for director nominations and excluding the nominee in question, whether

---

* As last amended and restated by the Board of Directors on February 6, 2015.

to accept the resignation at its next regularly scheduled Board meeting. The Board's explanation of its decision shall be promptly disclosed on Form 8-K filed with the Securities and Exchange Commission (SEC).

D. In respect to things not herein specially provided for, the Board of Directors may exercise the powers conferred on them by law.

Article III
Committees of Directors

The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members, one or more committees, each consisting of one or more directors, and each of which, to the extent provided in the applicable resolution, shall have all the authority of the Board to the fullest extent permitted by law. The Board may designate one or more directors as ex officio members of any such committee who may replace any absent member or members at any meeting of such committee.

Article IV
Officers

A. As determined by the Board of Directors, the officers of this Company shall include:

1. A Chairman of the Board, who shall be chosen by the Directors from their own number. The Chairman of the Board shall be the Chief Executive Officer of the Company and in that capacity shall have general management, subject to the control of the Board of Directors, of the business of the Company, including the appointment of all officers and employees of the Company for whose election or appointment no other provisions is made in these By-laws; he shall also have the power, at any time, to discharge or remove any officer or employee of the Company, subject to the action thereon of the Board of Directors, and shall perform all other duties appropriate to this office. The Chairman of the Board shall preside at all meetings of Directors, and he may at any time call any meeting of the Board of Directors; he may also at his discretion call or attend any meeting of any committee of the Board, whether or not a member of such committee.

2. One or more Vice Chairmen, who shall also be chosen by the Directors. The Board may designate one or more of the Vice Chairmen to be Executive Officers of the Company accountable to the Chief Executive Officer.

3. A President of the Company, who shall be chosen by the Directors from their own number. The office of President will normally be vested in the Chairman of the Board, provided, however, that in the discretion of the Board, the position of President may be established independent of, but accountable to, the Chairman during transition periods.

4. Two or more Vice Presidents, one or more of whom may also be designated Executive Vice Presidents or Senior Vice Presidents accountable to the Chief Executive Officer.

5. A Chief Financial Officer, who shall be the principal financial officer of the Company, and who shall have such duties as the Board, by resolution, shall determine. In the absence or disability of the Chief Financial Officer, the Chairman of the Board may designate a person to exercise the powers of such office.

6. A Controller and a Treasurer who shall be officers of the Company. The Controller and Treasurer shall perform such duties as may be assigned by the Chief Financial Officer. In the absence or disability of the Controller or Treasurer, the Chairman of the Board may designate a person to execute the powers of such office.

7. A Secretary, who shall record in proper books to be kept for that purpose and have custody of the minutes of the meetings of the shareholders of the Company and of meetings of the Board of Directors and of committees of the Board (other than the compensation committee) and who shall be responsible for the

(2)

custody and care of the seal of the Company. He shall attend to the giving and serving of all notices of the Company and perform such other duties as may be imposed upon him by the Board of Directors.

The Secretary may appoint an Associate Secretary and Attesting Secretaries, each of whom shall have the power to affix and attest the corporate seal of the Company, and to attest the execution of documents on behalf of the Company and who shall perform such other duties as may be assigned by the Secretary; and in the absence or disability of the Secretary, the Associate Secretary may be designated by the Chairman to exercise the powers of the Secretary.

8. Such other officers as the Board may from time to time appoint.

B. One person may hold two or more offices, except that no person shall simultaneously hold the offices of President and Secretary.

C. All officers shall be elected by the Board of Directors for an initial term which shall continue until the first regularly scheduled Board meeting preceding the next annual statutory meeting of shareholders, and thereafter all officers shall hold office until the next such election of officers or until removed; provided, however, that all officers shall serve at the pleasure of the Board. Officers shall exercise such powers and perform such duties as the Chief Executive Officer may from time to time direct, provided that these powers and duties are not inconsistent with any outstanding Board resolutions.

D. In the event of the absence, incapacity, illness or the death of the Chairman of the Board, the President, if then a separate officer, shall assume the duties of the Chairman of the Board pending action by the Board of Directors; provided, however, that if there is not a separate President in office, the duties of the Chairman of the Board, pending action by the Board of Directors, shall be assumed by that Vice Chairman who is senior to the others in length of General Electric Company service.

Article V
Removal of Officers and Employees

A. Any officer or employee of the Company may be removed at any time by the affirmative vote of at least a majority of the Board of Directors. In case of such removal the officer so removed shall forthwith deliver all the property of the Company in his possession, or under his control, to some person to be designated by the Board. Nothing herein contained shall limit the power of any officer to discharge any subordinate.

B. The Board may at any time, in the transaction of business, temporarily delegate any of the duties of any officer to any other officer or person selected by it.

Article VI
Vacancies

Any vacancy occurring in the Board of Directors, or in any office, may be filled for the unexpired term by the Board of Directors.

Article VII
Meetings of Shareholders

A. Meetings of shareholders may be held at such time and in such place within or without the

State of New York as the Board of Directors may determine, and the annual statutory meeting required by Section 602(b) of the New York Business Corporation Law shall be held on the fourth Wednesday in April of each year, or as the Board of Directors may from time to time otherwise determine.

(3)

B. Special meetings of the shareholders may be called by the Board, or by the Secretary upon the written request therefor of shareholders holding ten percent of the then issued stock of the Company entitled to vote generally in the election of directors, filed with the Secretary. A shareholder request for a special meeting shall state the purpose(s) of the proposed meeting and shall include the information required for business to be properly brought by a shareholder before the annual meeting of shareholders as set forth in this Article VII with respect to any director nominations or other business proposed to be presented at such special meeting and as to the shareholder(s) requesting such meeting. Business transacted at a special meeting requested by shareholders shall be limited to the purpose(s) stated in the request; provided, however, that nothing in these By-Laws shall prohibit the Board of Directors from submitting matters to the shareholders at any special meeting requested by shareholders.

C. The Board of Directors may prescribe an order of business for meetings of shareholders. The Chairman of the Board, or in his absence, the President, if then a separate officer, shall preside at meetings of the shareholders; provided, however, that the Board of Directors may for any meeting of shareholders designate another officer or officers to preside.

D. No business shall be conducted at a meeting of the shareholders except in accordance with the procedures set forth in this Article VII. Nominations for the election of directors may be made by the Board of Directors (a Board Nominee) or by any shareholder entitled to vote for the election of directors who complies with the notice procedures set forth in this Article (a Shareholder Nominee). The proposal of other business that may properly be considered by shareholders at a meeting may be made only (i) by or at the direction of the Board of Directors as permitted by law or (ii) by any shareholder of the Company who was a shareholder of record at the time such shareholder gives notice of such proposal as provided for in this Article, who is entitled to vote on the proposal and who complies with the notice procedures set forth in this Article.

1. For business to be properly brought by a shareholder before the annual meeting of shareholders, the shareholder must give timely notice thereof in writing to the Secretary of the Company and such business must otherwise be a proper matter for shareholder action. To be timely, a shareholder's notice of intention to make a nomination or to propose other business at the annual meeting must either (i) be sent to the Company in compliance with the requirements of SEC Rule 14a-8, if the proposal is submitted under such rule, or (ii) if not, be mailed and received by, or delivered to, the Secretary at the principal executive offices of the Company not earlier than the 150th day and not later than the close of business on the 120th day prior to the anniversary of the date the Company commenced mailing of its proxy materials in connection with the most recent annual meeting of shareholders or, if the date of the annual meeting of shareholders is more than 30 days earlier or later than the anniversary date of the most recent annual meeting of shareholders, then not later than the close of business on the earlier of (a) the 10th day after public disclosure of the meeting date, or (b) the 60th day prior to the date the Company commences mailing of its proxy materials in connection with the annual meeting of shareholders.

2. Only matters as are stated in the notice of a special meeting of shareholders shall be brought before such a meeting and, in the case of a special meeting properly noticed for the election of directors, notice of a shareholder's intention to make a nomination, in order to be timely, must be mailed and received by, or delivered to, the Secretary at the principal executive offices of the Company not later than the close of business on the 10th day after public disclosure of the meeting date.

3. A shareholder's notice to the Secretary to submit business for action at the annual meeting of shareholders shall set forth either the information required by SEC Rule 14a-8 if submitted in accordance with and permitted by such rule or, if a nomination for the election of a director at the

annual meeting or a special meeting of shareholders or otherwise not in accordance with such rule: as to the shareholder giving the notice, the beneficial owners, if any, on whose behalf the business is being submitted and, if such shareholder or beneficial owner is an entity, as to each director, executive, managing member or control person of such entity (any such individual or control person, a "control person"): (i) the name and address of the shareholder and such beneficial owners and control persons, (ii) the class, series and number of all shares of stock of the Company held of record and

(4)

beneficially by such shareholder and such beneficial owners and control persons, and a representation that such shareholder will notify the Company in writing of the class, series and number of such shares owned of record and beneficially as of the record date for the meeting, promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (iii) a representation that the shareholder is entitled to vote at the meeting and intends to appear at the meeting in person or by proxy to submit the business specified in such notice, (iv) a brief description of the business desired to be submitted to the meeting of shareholders, including the complete text of any resolutions and any amendment to any Company document intended to be presented at the meeting of shareholders, (v) any personal or other direct or indirect material interest of the shareholder and such beneficial owners and control persons in the business to be submitted, (vi) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the shareholder's notice by, or on behalf of, the shareholder and such beneficial owners and control persons, the effect or intent of which is to mitigate loss, manage risk or benefit from share price change for, or maintain, increase or decrease the voting power of, such shareholder or such beneficial owners or control persons with respect to shares of stock of the Company, and a representation that the shareholder will notify the Company in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (vii) a representation whether the shareholder or the beneficial owner or control person, if any, will engage in a solicitation with respect to the nomination or business and, if so, the percentage of shares of the Company's capital stock entitled to vote on such matter that are believed or intended to be held by the shareholders to be solicited, the approximate number of shareholders to be solicited if less than all, and the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act, regardless of whether such solicitation is subject to such provision) in such solicitation, (viii) all other information relating to the proposed business which may be required to be disclosed under the New York Business Corporation Law or applicable listing standards of the primary exchange on which the Company's capital stock is listed or included in a proxy statement filed pursuant to the proxy rules of the SEC and (ix) if the shareholder intends to make a nomination, (a) information regarding each Shareholder Nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC as well as other information, in each case, as set forth in a completed and signed written questionnaire completed and signed by the Shareholder Nominee, which shall be provided by the Secretary upon written request, (b) any additional information as necessary to permit the Board of Directors to determine if each Shareholder Nominee is independent under applicable listing standards, any applicable rules of the SEC and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Company's directors (the Applicable Independence Standards), (c) a written representation and agreement, in the form provided by the Secretary upon written request, relating to the Shareholder Nominee's compliance, in his or her individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, if elected as a director, with the Company's corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines, any other Company code of conduct, policies and guidelines or any rules, regulations and listing standards, in each case as applicable to Company directors, (d) a written representation and agreement that such person (i) is not and will not become a party to any agreement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Company, will act or vote on any issue or question, and (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director unless the terms of such agreement, arrangement or understanding has been provided to the

Company, and (e) the terms of all agreements, arrangements and understandings between the shareholder and each Shareholder Nominee and any other person or persons, including the shareholder, such beneficial owners and any control persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder or that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K of the Exchange Act if the shareholder making the nomination and any beneficial

(5)

owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant. Notice of intention to make a nomination shall be accompanied by the written consent of each Shareholder Nominee to serve as director of the Company if elected.

E. The officer presiding at the meeting of shareholders shall determine all matters relating to the efficient conduct of the meeting, including, but not limited to, the items of business. The presiding officer shall, if the facts warrant, determine and declare that any putative business was not properly brought before the meeting in accordance with the procedures prescribed by this Article VII, in which case such business shall not be transacted.

F. The Company shall include in its proxy statement for any annual meeting of shareholders the name, together with the Required Information (defined below), of any Shareholder Nominee identified in a timely notice that satisfies Section D of this Article VII delivered by one or more shareholders who at the time the request is delivered satisfy, or are acting on behalf of persons who satisfy the ownership and other requirements of both Sections D and F of this Article VII (such shareholder or shareholders, and any person on whose behalf they are acting, the Eligible Shareholder), and who expressly elects at the time of providing the notice required by this Article VII to have its nominee included in the Company's proxy materials pursuant to this Article VII Section F.

1. For purposes of this Article VII Section F, the "Required Information" that the Company will include in its proxy statement is (i) the information concerning the Shareholder Nominee and the Eligible Shareholder that, as determined by the Company, is required to be disclosed in a proxy statement filed pursuant to the proxy rules of the SEC, and (ii) if the Eligible Shareholder so elects, a Statement (defined below).

2. The Company shall not be required to include a Shareholder Nominee in its proxy materials for any meeting of shareholders for which (i) the Secretary receives a notice that the Eligible Shareholder has nominated a person for election to the Board of Directors pursuant to the notice requirements set forth in Article VII Section D and (ii) the Eligible Shareholder does not expressly elect at the time of providing the notice to have its nominee included in the Company's proxy materials pursuant to this Article VII Section F.

3. The number of Shareholder Nominees (including Shareholder Nominees that were submitted by an Eligible Shareholder for inclusion in the Company's proxy materials pursuant to this Article VII Section F but either are subsequently withdrawn or that the Board of Directors decides to nominate as Board Nominees) appearing in the Company's proxy materials with respect to a meeting of shareholders shall not exceed 20% of the number of directors in office as of the last day on which notice of a nomination may be delivered pursuant to Article VII Section D (the Final Proxy Access Nomination Date), or if such amount is not a whole number, the closest whole number below 20%. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Article VII Section F exceeds this maximum number, each Eligible Shareholder shall select one Shareholder Nominee for inclusion in the Company's proxy materials until the maximum number is reached, going in the order of the amount (largest to smallest) of shares of the Company's capital stock each Eligible Shareholder disclosed as owned in the written notice of the nomination submitted to the Company. If the maximum number is not reached after each Eligible Shareholder has selected one Shareholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the maximum number is reached.

4. An Eligible Shareholder must have owned (as defined below) 3% or more of the Company's

outstanding capital stock continuously for at least three years (the Required Shares) as of both the date the written notice of the nomination is delivered to or mailed and received by the Company in accordance with Article VII Section D and the record date for determining shareholders entitled to vote at the meeting and must continue to own the Required Shares through the meeting date. For purposes of satisfying the foregoing ownership requirement under this Section D, (i) the shares of common stock owned by one or more shareholders, or by the person or persons who own shares of the Company's common stock and on whose behalf any shareholder is acting, may be aggregated, provided that the number of shareholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed twenty, and (ii) a group of funds under common management and investment control shall be treated as one shareholder or person for this purpose. Within the time period specified in Article VII Section D for providing notice of a nomination, an Eligible Shareholder must provide the following information in writing to the Secretary (in addition to the information required to be provided by Article VII Section D): (i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the written notice of the nomination is delivered to or mailed and received by the Company, the Eligible Shareholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Shareholder's agreement to provide, within five business days after the record date for the meeting, written statements from the record holder and intermediaries verifying the Eligible Shareholder's continuous ownership of the Required Shares through the record date, (ii) the written consent of each Shareholder Nominee to be named in the proxy statement as a nominee and to serving as a director if elected, (iii) a copy of the Schedule 14N that has been filed with the SEC as required by Rule 14a-18 under the Exchange Act, as may be amended, (iv) a representation that the Eligible Shareholder (including each member of any group of shareholders that together is an Eligible Shareholder hereunder) (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the Company, and does not presently have such intent, (B) has not nominated and will not nominate for election to the Board of Directors at the meeting any person other than the Shareholder Nominee(s) being nominated pursuant to this Article VII Section F, (C) has not engaged and will not engage in, and has not and will not be, a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Shareholder Nominee or a Board Nominee, (D) will not distribute to any shareholder any form of proxy for the meeting other than the form distributed by the Company, (E) intends to continue to own the Required Shares through the date of the meeting, (F) will provide facts, statements and other information in all communications with the Company and its shareholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (G) intends to continue to own the Required Shares for at least one year following the meeting, and (v) an undertaking that the Eligible Shareholder agrees to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the Company's shareholders or out of the information that the Eligible Shareholder provided to the Company, (B) indemnify and hold harmless the Company and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Company or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Shareholder pursuant to this Article VII Section F, (C) file with the SEC all soliciting and other materials as required under Section D.9 of this Article VII, and (D) comply with all other applicable laws, rules, regulations and listing standards with respect to any solicitation in connection with the meeting. The inspector of elections shall not give effect to the Eligible Shareholder's votes with respect to the election of directors if the Eligible Shareholder does not comply with each of the representations in clause (iv) above.

5. For purposes of this Article VII Section F, an Eligible Shareholder shall be deemed to "own" only those outstanding shares of the Company's capital stock as to which the shareholder possesses both

(i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such shareholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such shareholder or any of its affiliates for any purposes or purchased by such shareholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such shareholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Company's capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such shareholder's or affiliates' full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such shareholder or affiliate. A shareholder shall "own" shares held in the name of a nominee or other intermediary so long as the shareholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A shareholder's ownership of shares shall be deemed to continue during any period in which the shareholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the shareholder. A person's ownership of shares shall be deemed to continue during any period in which (i) the person has loaned such shares, provided that the person has the power to recall such loaned shares on three business days' notice; or (ii) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. Whether outstanding shares of the Company's capital stock are "owned" for these purposes shall be determined by the Board of Directors, which determination shall be conclusive and binding on the Company and its shareholders. For purposes of this Article VII Section F, the term "affiliate" shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act.

6. The Eligible Shareholder may provide to the Secretary, within the time period specified in Article VII Section D for providing notice of a nomination, a written statement for inclusion in the Company's proxy statement for the meeting, not to exceed 500 words, in support of the Shareholder Nominee's candidacy (the Statement). Notwithstanding anything to the contrary contained in this Article VII, the Company may omit from its proxy materials any information or Statement that it believes would violate any applicable law, rule, regulation or listing standard.

7. The Company shall not be required to include, pursuant to this Article VII Section F, a Shareholder Nominee in its proxy materials (i) for any meeting for which the Secretary receives a notice that the Eligible Shareholder or any other shareholder has nominated a Shareholder Nominee for election to the board of directors pursuant to the requirements of Article VII Section D and does not expressly elect at the time of providing the notice to have its nominee included in the Company's proxy materials pursuant to this Article II Section F, (ii) if the Eligible Shareholder who has nominated such Shareholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Shareholder Nominee(s) or a Board Nominee, (iii) who is not independent under the Applicable Independence Standards, as determined by the Board of Directors, (iv) whose election as a member of the Board of Directors would cause the Company to be in violation of these By-Laws, the Company's certificate of incorporation, the listing standards of the principal exchange upon which the Company's capital stock is traded, or any applicable state or federal law, rule or regulation, (v) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (vi) who is a director, trustee, officer or employee with management functions for any depository institution, depository institution holding company or entity that has been designated as a Systemically Important Financial Institution, each as defined in the Depository Institution Management Interlocks Act (DIMIA), provided, however, that this clause (vi) shall apply only while the Company is subject to DIMIA, (vii) who is a named subject of a pending criminal proceeding

(excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years, (viii) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, (ix) if such Shareholder Nominee or the applicable Eligible Shareholder shall have provided information to the Company in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading, as determined by the Board of Directors, or (x) if the Eligible Shareholder or applicable Shareholder Nominee otherwise contravenes any of the agreements or representations made by such Eligible Shareholder or Shareholder Nominee or fails to comply with its obligations pursuant to this Article VII.

8. Notwithstanding anything to the contrary set forth herein, the Board of Directors or the person presiding at the meeting shall declare a nomination by an Eligible Shareholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Company, if (i) the Shareholder Nominee(s) and/or the applicable Eligible Shareholder shall have breached its or their obligations, agreements or representations under this Article VII, as determined by the Board of Directors or the person presiding at the meeting, or (ii) the Eligible Shareholder (or a qualified representative thereof) does not appear at the meeting to present any nomination pursuant to this Article VII Section F.

9. The Eligible Shareholder (including any person who owns shares that constitute part of the Eligible Shareholder's ownership for purposes of satisfying Section D.5. of this Article VII) shall file with the SEC any solicitation or other communication with the Company's shareholders relating to the meeting at which the Shareholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act.

10. No person may be a member of more than one group of persons constituting an Eligible Shareholder under this Article VII Section F.

11. Any Shareholder Nominee who is included in the Company's proxy materials for a particular meeting of shareholders but either (i) withdraws from or becomes ineligible or unavailable for election at the meeting, or (ii) does not receive at least 25% of the votes cast in favor of the Shareholder Nominee's election, shall be ineligible to be a Shareholder Nominee pursuant to this Article VII Section F for the next two annual meetings of shareholders following the meeting for which the Shareholder Nominee has been nominated for election.

Article VIII
Stock and Transfer

A. Certificates of stock, signed by the Chairman of the Board, or a Vice Chairman, or the President, if then a separate officer, or a Vice President and the Secretary or Treasurer, shall be issued to the shareholders; provided, however, that the Board may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Such signatures may be facsimiles, engraved or printed, and in case any such officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such before such certificate is issued, such certificate may be issued by the Company with the same effect as if that officer had not ceased to be such at the date of its issue.

B. The stock shall be transferable only upon the books of the Company, by the holder thereof, in person, or by properly authenticated power of attorney.

C. The Board of Directors may appoint suitable agents in the City of New York and elsewhere, to facilitate transfers by shareholders under such regulations as the Board may from time to time prescribe. The transfer books may be closed by the Board for such periods as may be deemed advisable for dividend or other purposes.

D. The Board of Directors may appoint any bank or trust company in the City of New York or elsewhere, to act as registrar of transfers of stock until otherwise ordered by the Board of Directors. After the appointment of any such registrar of transfers, no certificate thereafter issued for stock shall be binding upon the Company, or have any validity, unless countersigned by any such registrar of transfers, or by a successor of any such registrar appointed by the Board of Directors.

E. The Board of Directors may make such other and further regulations, with reference to the stock and its transfer, as to them may seem advisable from time to time.

F. The Board of Directors may call a meeting or meetings of shareholders for the purpose of authorizing an increase of the stock of this Company, at such time or times as to the Board may seem advisable.

Article IX
Examination of Books

The Board of Directors may, by resolution, make regulations respecting the examination of the books of the Company by shareholders.

Article X
Engineering Decisions and Activities

All engineering decisions made in a particular state pertaining to any project or engineering activities conducted by the Company in such state where so required by law, or where the Chief Executive Officer so directs, shall be made (a) by the employee of the Company who holds a certificate of registration as an engineer in such state and who has been specified by the Chief Executive Officer or the person designated by the Chief Executive Officer to make such specification, as the engineer in responsible charge of such project or engineering activities, or (b) by other responsible engineers under his direction or supervision.

Article XI
Indemnification

A. The Company shall, to the fullest extent permitted by applicable law as the same exists or may hereafter be in effect, indemnify any person who is or was or has agreed to become a director or officer of the Company (hereinafter, a "director" or "officer") and who is or was made or threatened to be made a party to or is involved in any threatened, pending or completed action, suit, arbitration, alternative dispute mechanism, inquiry, investigation, hearing or other proceeding (including any appeal therein), whether civil, criminal, administrative, investigative, legislative or otherwise (hereinafter, a "proceeding"), including an action by or in the right of the Company to procure a judgment in its favor and an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which such person is serving, has served or has agreed to serve in any capacity at the request of the Company, by reason of the fact that he or she is or was or has agreed to become a director or officer of the Company, or, while a director or officer of the Company, is or was serving or has agreed to serve such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against (i) judgments, fines, amounts paid or to be paid in settlement, taxes or penalties, and (ii) costs, charges and expenses, including attorneys fees (hereinafter, "expenses"), incurred in connection with such proceeding, provided, however, that no indemnification shall be provided to any such person if a judgment or other final adjudication adverse to the director or officer and from which there is no further right to appeal establishes that (i) his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (ii) he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

Notwithstanding the foregoing, except as provided in Paragraph E with respect to a suit to enforce rights to indemnification or advancement of expenses under this Article XI, the Company shall be required to indemnify a director or officer under this Paragraph A in connection with any suit (or part thereof) initiated by such person only if such suit (or part thereof) was authorized by the Board of Directors.

(10)

B. In addition to the right to indemnification conferred by Paragraph A, a director or officer of the Company shall, to the fullest extent permitted by applicable law as the same exists or may hereafter be in effect, also have the right to be paid by the Company the expenses incurred in defending any proceeding in advance of the final disposition of such proceeding upon delivery to the Company of an undertaking by or on behalf of such person to repay any amounts so advanced if (i) such person is ultimately found, under the procedure set forth in Paragraph C or by a court of competent jurisdiction, not to be entitled to indemnification under this Article XI or otherwise, or (ii) where indemnification is granted, to the extent the expenses so advanced by the Company exceed the indemnification to which such person is entitled.

C. To receive indemnification under Paragraph A, a director or officer of the Company shall submit to the Company a written request, which shall include documentation or information that is necessary to determine the entitlement of such person to indemnification and that is reasonably available to such person. Upon receipt by the Company of a written request for indemnification, if required by the New York Business Corporation Law, a determination with respect to the request shall be made (i) by the Board of Directors, acting by a quorum consisting of directors who are not parties to the proceeding upon a finding that the director or officer has met the applicable standard of conduct set forth in the New York Business Corporation Law, or (ii) if a quorum of such disinterested directors is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by the Board of Directors upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the director or officer has met the applicable standard of conduct set forth in the New York Business Corporation Law or by the shareholders upon a finding that such person has met such standard of conduct. The determination of entitlement to indemnification shall be made, and such indemnification shall be paid in full, within 90 days after a written request for indemnification has been received by the Company. Upon making a request for indemnification, a director or officer shall be presumed to be entitled to indemnification and the burden of establishing that a director or officer is not entitled to indemnification under this Article XI or otherwise shall be on the Company.

D. To receive an advancement of expenses under Paragraph B, a director or officer shall submit to the Company a written request, which shall reasonably evidence the expenses incurred by such person and shall include the undertaking required by Paragraph B. Expenses shall be paid in full within 30 days after a written request for advancement has been received by the Company.

E. If a claim for indemnification or advancement of expenses is not paid in full by the Company or on its behalf within the time frames specified in Paragraph C or D, as applicable, a director or officer of the Company may at any time thereafter bring suit against the Company in a court of competent jurisdiction to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, such person shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by a director or officer of the Company to enforce a right to indemnification or advancement of expenses under this Article XI, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that such person is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the Company.

F. Notwithstanding any other provision of this Article XI, to the fullest extent permitted by applicable law as the same exists or may hereafter be in effect, a director or officer of the Company shall be entitled to indemnification against all expenses incurred by such person or on such person's behalf if such person appears as a witness or otherwise incurs legal expenses as a result of or related to such person's service (i) as a director or officer of the Company, or (ii) while a director or officer of the Company, at any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, which such person is serving, has served or has agreed to serve in any capacity at the request of the Company, in any threatened, pending or completed action, suit, arbitration, alternative dispute mechanism, inquiry, investigation, hearing or other proceeding to which such person neither is, nor is threatened to be made, a party.

G. The Company may, to the extent authorized from time to time by the Board of Directors, or by a committee comprised of members of the Board or members of management as the Board may designate for such purpose, provide indemnification to employees or agents of the Company who are not officers or directors of the Company with such scope and effect as determined by the Board, or such committee.

H. The Company may indemnify any person to whom the Company is permitted by applicable law to provide indemnification or the advancement of expenses, whether pursuant to rights granted pursuant to, or provided by, the New York Business Corporation Law or other rights created by (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, it being expressly intended that these By-Laws authorize the creation of other rights in any such manner. The right to be indemnified and to the advancement of expenses authorized by this Paragraph H shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Laws, agreement, vote of shareholders or disinterested directors or otherwise.

I. The rights conferred by this Article XI shall be contract rights and shall vest at the time a person agrees to become a director or officer of the Company. Such rights shall continue as to a person who has ceased to be a director or officer of the Company and shall extend to the heirs and legal representatives of such person. Any repeal or modification of the provisions of this Article XI shall not adversely affect any right or protection hereunder of any director or officer in respect of any act or omission occurring prior to the time of such repeal or modification.

J. If any provision of this Article XI is held to be invalid, illegal or unenforceable for any reason whatsoever (i) the validity, legality and enforceability of the remaining provisions of this Article XI (including without limitation, all portions of any paragraphs of this Article XI containing any such provision held to be invalid, illegal or unenforceable, that are not by themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Article XI (including, without limitation, all portions of any paragraph of this Article XI containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

K. This Article XI may be amended, modified or repealed either by action of the Board of Directors of the Company or by the vote of the shareholders.

Article XII
Amendments of By-laws

These By-laws may be altered, amended or repealed, at any time, in the manner provided in the Certificate of Incorporation of this Company.

Article XIII
Emergency By-law

A. This Emergency By-law shall become effective if the Defense Council of New York, as constituted under the New York State Defense Emergency Act now in effect or as it may hereafter be amended from time to time, shall order the effectiveness of emergency By-laws of New York Corporations and shall cease to be effective when the Council shall so declare. This Emergency By-law may also become effective in the manner outlined in Section E of this Article.

B. In the event this Emergency By-law shall become effective, the business of the Company shall continue to be managed by those members of the Board of Directors in office at the time the emergency arises who are available to act during the emergency. If less than three such Directors are available to act, additional Directors, in whatever number is necessary to constitute a Board of three Directors, shall be selected automatically from the first available officers or employees in the order provided in the emergency succession list established by the Board of Directors and in effect at the time an emergency arises.

C. For the purposes of Sections B and D(3) of this Article, a Director shall be deemed unavailable to act if he shall fail to attend a Directors meeting called in the manner provided in Section D(1) of this Article. This section, however, shall not affect in any way the right of a Director in office at the time an emergency arises to continue as a Director.

D. The Board of Directors shall be governed by the following basic procedures and shall have the following specific powers in addition to all other powers which it would otherwise have.

1. Meetings of the Board of Directors may be called by any Director, or by the first available officer or employee in the order provided in the emergency succession list referred to in Section B of this Article, by mailing to all Directors written notice thereof at their residence or place of business at least two days before the meeting and by using other reasonably available means of communication in an effort to contact each Director.

2. Three Directors shall constitute a quorum which may in all cases act by majority vote.

3. If the number of Directors who are available to act shall drop below three, additional Directors, in whatever number is necessary to constitute a Board of three Directors, shall be selected automatically from the first available officers or employees in the order provided in the emergency succession list referred to in Section B of this Article.

4. Additional Directors, beyond the minimum number of three Directors, but not more than three additional Directors, may be elected from any officers or employees on the emergency succession list referred to in Section B of this Article.

5. Any Director, other than a Director in office at the time an emergency arises, may be removed by a majority vote.

6. The Board of Directors may establish any additional procedures and may amend any of the provisions of this Article concerning the interim management of the affairs of the Company in an emergency if it considers it to be in the best interests of the Company to do so, except that it may not change Sections C or D(5) of this Article in any manner which excludes from participation any person who was a Director in office at the time an emergency arises.

7. To the extent that it considers it practical to do so, the Board of Directors shall manage the business of the Company during an emergency in a manner which is consistent with the Certificate of Incorporation and By-laws. It is recognized, however, that in an emergency it may not always be practical to act in this manner and this Emergency By-law is intended to and hereby empowers the Board of Directors with the maximum authority possible under the New York State Defense Emergency Act, and all other applicable law, to conduct the interim management of the affairs of the Company in an emergency in what it considers to be in the best interests of the Company.

E. If an obvious defense emergency exists because of an enemy attack and, if by reason of the emergency, the Defense Council of New York is itself unable to order the effectiveness of emergency by-laws as contemplated by Section A of this Article, then:

1. A quorum of the Board of Directors pursuant to Article II may order the effectiveness of this Emergency By-law or

2. If a quorum of the Board of Directors pursuant to Article II is not present at the first Board of

Directors meeting called, in the manner provided in Section D(l) of this Article, after an emergency arises, then the provisions of this Emergency By-law shall automatically become effective and shall remain in effect until it is practical for a normally constituted Board of Directors to resume management of the business of the Company.